UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

Grand Vίa, 32, 28013 Madrid, Spain
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A ordinary shares represented by American Depositary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.	Promotora De Informaciones S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) or section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act") on November 23, 2010.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and the Company has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company has never sold securities in the United States in an offering registered under the Securities Act of 1933 as amended.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s Class A ordinary shares (the "Shares") is in Spain, where they are listed on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the "Spanish Stock Exchanges").

B.	The initial date of listing of the Shares on the Spanish Stock Exchanges was June 28, 2000. The Company has maintained a listing of its Shares on the Spanish Stock Exchanges for at least the 12 months preceding the filing of this Form.

C.	The percentage of trading in the Company’s Shares in Spain amounted to 98,60% of the worldwide trading volume for the 12-month period ending August 31, 2014.

Item 4. Comparative Trading Volume Data

A.	The recent 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from August 31, 2013 to August 31, 2014.

B.	During this 12-month period, the average daily trading volume of the Shares was 104.477 shares in the United States, and 6.833.367 shares on a worldwide basis.

C.	During this 12-month period, the average daily trading volume of the Shares in the United States as a percentage of the average daily trading volume for the Shares on a worldwide basis was 1,53%.

D.	The Company delisted the Shares from the New York Stock Exchange effective September 22, 2014 with September 22, 2014 as of the last day of trading in the New York Stock Exchange.

As of the last trading day before that date, the average daily trading volume of the Shares in the United States as a percentage of the average daily trading volume for the Shares on a worldwide basis for the preceding 12-month period was 1,52%.

E.	The Company has not terminated a sponsored American depositary receipt (ADR) facility relating to its shares.

F.	The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 was the Bloomberg Professional data service.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	The Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act or both on September 2, 2014.

B.	On September 2, 2014, the Company issued a press release disclosing its intent to terminate its duty to file reports to The Associated Press, Bloomberg, Business Week, Dow Jones, The New York Times, Reuters, The Wall Street Journal, Time Magazine and other news wire services providers. It posted the notice on its website (www.prisa.com) and furnished a copy to the SEC under cover of Form 6-K on the same date.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Company’s Internet Web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is http://www.prisa.com.

Item 10. Exhibits

Not applicable

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the Company used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE ______________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, Promotora de Informaciones S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Promotora de Informaciones S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file report under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ Antonio Garcia-Mon Marañes

Name: Antonio Garcia-Mon Marañes
Title: General Counsel
Date: September 22, 2014